News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS 15% EARNINGS GROWTH IN THE FIRST QUARTER OF 2005 AND ANNOUNCES AN INCREASE IN DIVIDENDS

Higher Volumes and Lower Costs Contribute to Improved Results

Year-over-Year Operating Highlights:

•	Net income of $602 million, up $81 million or 15%

•	EPS(1) of $1.16 and cash EPS(2) of $1.19, both up 16%

•	ROE of 19.4%, up from 18.3%

•	A $43 million specific provision for credit losses, with no reduction in the general allowance, compared with a $55 million specific provision and a $40 million reduction in the general allowance

•	Revenue(2) growth of 2.9% (5.1% excluding the impact of the weaker U.S. dollar)

•	Expense reduction of 1.8% (up 0.3% excluding the impact of the weaker U.S. dollar)

•	Productivity ratio(2) improves 299 basis points to 62.9% and cash productivity ratio(2) improves 288 basis points to 61.9%

•	Tier 1 Capital Ratio of 9.72%, compared with 9.65% a year ago and 9.81% at the end of 2004

Other Highlights

•	Net income up $51 million or 9.5% from the fourth quarter of 2004

•	Revenue growth of 7.0% from the fourth quarter (8.3% excluding the impact of the weaker U.S. dollar)

•	Expense growth of 2.7% from the fourth quarter (3.9% excluding the impact of the weaker U.S. dollar)

•	Specific provision for credit losses now anticipated to be $350 million or less in fiscal 2005, versus the 2005 target of $400 million or less

•	Announced a $0.02 or 4.5% increase in common share dividends to $0.46 per quarter

(1)	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.

(2)	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

FIRST QUARTER 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)

MD&A commentary is as of February 22, 2005. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Summary Data

(Canadian $ in millions, except per share data and as noted)

		Increase/(Decrease)			Increase/(Decrease)
	Q1-2005	vs. Q1-2004			vs. Q4-2004
Revenue per financial statements	2,411	78	3%		162	7%
Taxable equivalent basis (teb) adjustment	28	(10)	(27%	)	(2)	(9%	)

Revenue (teb)(1)	2,439	68	3%		160	7%
Specific provision for credit losses	43	(12)	(22%	)	6	16%
Reduction of the general allowance	—	40	100%		50	100%

Total provision for credit losses	43	28	+100%		56	+100%
Non-interest expense	1,533	(28)	(2%	)	40	3%
Income taxes per financial statements	219	(13)	(5%	)	6	2%
Taxable equivalent basis adjustment	28	(10)	(27%	)	(2)	(9%	)

Income taxes (teb)(1)	247	(23)	(8%	)	4	1%
Net income	602	81	15%		51	9%

Amortization of intangible assets (after tax)	19	—	—		—	—
Cash net income(1)	621	81	15%		51	9%
Earnings per share — basic ($)	1.18	0.16	16%		0.10	9%
Earnings per share — diluted ($)	1.16	0.16	16%		0.10	9%
Cash earnings per share — diluted ($)(1)	1.19	0.16	16%		0.09	8%
Return on equity (ROE)	19.4%		1.1%			1.6%
Cash ROE(1)	20.0%		1.0%			1.5%
Non-interest expense-to-revenue ratio	63.6%		(3.3%	)		(2.8%	)
Non-interest expense-to-revenue (teb) ratio(1)	62.9%		(3.0%	)		(2.6%	)
Cash non-interest expense-to-revenue (teb) ratio(1)	61.9%		(2.8%	)		(2.5%	)
Net interest margin	1.61%		(0.21%	)		(0.16%	)
Net interest margin (teb)(1)	1.64%		(0.24%	)		(0.18%	)

Operating Group net income:
Personal and Commercial Client Group	294	53	22%		27	10%
Private Client Group	73	19	37%		20	39%
Investment Banking Group	236	31	15%		45	24%
Corporate Support, including Technology and Solutions (T&S)(2)	(1)	(22)	(+100%	)	(41)	(+100%	)

BMO Financial Group net income	602	81	15%		51	9%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding operating highlights and the non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.
(2)	Excluding the reduction in the general allowance for credit losses, Corporate Support net income increased $4 million from a year ago and declined $8 million from the fourth quarter.

Toronto, February 22, 2005 — BMO Financial Group reported net income of $602 million for the first quarter ended January 31, 2005, up 15% from a year ago.

PERFORMANCE OVERVIEW
Net income was $602 million for the first quarter of 2005, up $81 million from $521 million a year ago. Earnings per share (EPS) of $1.16 rose 16%. Cash EPS, which reflects the add-back of the after-tax amortization of intangible assets, also rose 16%, to $1.19.

“The year is off to a good start and we are well positioned to achieve all of our financial targets for fiscal 2005,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “We again improved our productivity, our top priority for 2005, and each of our client operating groups posted higher earnings than a year ago.”

Net income in the first quarter of 2005 benefited from certain items, recorded primarily in Investment Banking Group:

•	The $32 million ($21 million after tax) impact of a change in accounting for investments of merchant banking subsidiaries that increased investment securities gains; and

•	A $32 million recovery of prior years’ income taxes.

Net income in the first quarter of 2004 also benefited from the net effect of certain items, recorded in Corporate Support:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on Bank of Montreal shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction in the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	An increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $53 million (or $0.10 per share) after tax impact of the two items benefiting the current quarter and the $18 million (or $0.03 per share) after tax net benefit of the four items affecting results of a year ago, net income was $549 million, up $46 million or 9.0% from a year ago. On a similarly adjusted basis, EPS was $1.06 and cash EPS was $1.09, both up 9%.

The $46 million increase was attributable to volume growth in Personal and Commercial Client Group, higher full-service investing and mutual fund fees in Private Client Group, improved trading revenue, and cost management in all client operating groups. These improvements were partially offset by lower net investment securities gains on the remaining investment portfolios and the impact of reduced spreads in Investment Banking Group.

Revenue(1) increased $68 million or 2.9% from a year ago to $2,439 million, as Personal and Commercial Client Group revenue rose $85 million or 7.1%, driven by strong volume growth. Private Client Group revenue increased $11 million or 2.2%, while Investment Banking Group revenue fell $12 million or 1.6%, as lower net interest income offset improved trading revenue. Net investment securities gains were down slightly from a year ago, despite the $32 million impact of the change in accounting for merchant banking investments. The weaker U.S. dollar lowered revenue growth by $52 million or 2.2 percentage points overall and reduced the pace of revenue growth in each of the client operating groups. The net impact of accounting changes in the first quarter of last year increased revenue in that period by $16 million.

Net interest margin(1) was lower in each of the operating groups, but was relatively unchanged in personal and commercial banking in Canada. BMO’s overall net interest margin for the first quarter of 2005 declined by 24 basis points from the prior year, to 1.64%. All but 6 basis points of the decline relates to the combination of: a change in accounting for variable interest entities (VIEs) that resulted in the inclusion of an average $20.6 billion of VIE assets in BMO’s balance sheet in 2005 (12 basis point impact); and the adjustment to mortgage prepayment fees that increased revenue of a year ago (6 basis point impact). Net interest margin declined 18 basis points relative to the fourth quarter, due primarily to the inclusion of VIE assets, while net interest margin in personal and commercial banking in Canada was slightly higher. Net interest margins are detailed in the revenue section of the Financial Performance Review.

(1)	On a taxable equivalent basis – see the Non-GAAP Measures section

Results included $43 million of specific provisions for credit losses, compared with specific provisions of $55 million in the first quarter of 2004. Results of a year ago also included a $40 million reduction in the general allowance for credit losses, resulting in an overall $28 million increase in the provision in the current quarter.

Non-interest expense totalled $1,533 million, a decrease of $28 million or 1.8% from the first quarter of 2004. Excluding the impact of the weaker U.S. dollar, expenses were essentially unchanged from a year ago, due primarily to effective cost management. The non-interest expense-to-revenue ratio1 (productivity ratio) was 62.9% in the first quarter of 2005, compared with 65.9% a year ago. The cash productivity ratio improved 288 basis points to 61.9%.

Relative to the fourth quarter, net income rose $51 million or 9.5%, driven by improved revenues in each of our client operating groups. This quarter’s results benefited from the $53 million after-tax impact of the two items mentioned previously, while the fourth quarter benefited from a $50 million ($33 million after tax) reduction in the general allowance.

“We remain focused on our key corporate priorities for 2005,” added Mr. Comper. “This focus contributed to our broadly-based improvement in results relative to the preceding quarter and permits us to again announce an increase in dividends to common shareholders.”

Revenue for the quarter increased $160 million or 7.0% from the fourth quarter. Revenue rose in all operating groups, with Personal and Commercial Client Group benefiting from higher volumes and Private Client Group benefiting from increased client trading activity in the full-service and direct investing businesses. Investment Banking Group earned significantly improved trading and commission revenue, reflecting higher client volumes, and higher origination activity. Net investment securities gains were unchanged from the fourth quarter, despite the $32 million impact of the current quarter’s accounting change to record investments of merchant banking subsidiaries at fair value. The fourth quarter was affected by a $14 million charge to credit card fees, while the weaker U.S. dollar lowered revenue growth from the fourth quarter by approximately $29 million or 1.3 percentage points.

This quarter’s specific provision for credit losses of $43 million compared with a specific provision of $37 million and a $50 million reduction of the general allowance in the fourth quarter, resulting in an overall $56 million increase in the provision.

Non-interest expense increased $40 million or 2.7% from the fourth quarter. Costs declined in Personal and Commercial Client Group, but were up in Private Client Group and Investment Banking Group, due to higher performance-based compensation. IBG’s performance-based compensation was lowered in the fourth quarter to align with results for that quarter. The weaker U.S. dollar lowered expense growth from the fourth quarter by approximately $18 million or 1.2 percentage points. Our overall productivity and cash productivity ratios improved from the fourth quarter by 263 basis points and 252 basis points, respectively.

During the quarter, we repurchased 2,046,500 Bank of Montreal common shares under our common share repurchase program at an average cost of $56.16 per share, for a total cost of $115 million.

On February 22, 2005, BMO’s Board of Directors approved a quarterly dividend payable to common shareholders of $0.46, representing a 4.5% increase over the first quarter dividend of $0.44 per share. Quarterly dividends have increased 15% from the second quarter of 2004.

(1)	On a taxable equivalent basis – see the Non-GAAP Measures section

Annual Targets for 2005		Performance to January 31, 2005

•	3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)	•	EPS of $1.16, up 22% from $0.95 (excluding changes in the general allowance in 2004)

•	ROE of 17% to 18%	•	19.4%

•	Specific provision for credit losses of $400 million or less	•	Specific provision for credit losses of $43 million

	We now anticipate specific provisions of $350 million or less in fiscal 2005

•	Tier 1 capital ratio of at least 8.0%	•	9.72%

•	Improve our cash productivity ratio by 150 to 200 basis points	•	288 basis points improvement year-over-year

2005 Earnings and Economic Outlook
We anticipate achieving our annual targets for 2005 that were established at the end of last year and are outlined above. However, we now anticipate somewhat slower economic growth in Canada than we expected at the end of fiscal 2004. After expanding an estimated 2.6% in calendar year 2004, Canadian real GDP is now projected to grow at a moderate rate of 2.8% in 2005, down from our year-end estimate of 3.2%. Low interest rates will support personal and business spending, though the high Canadian dollar will continue to challenge exporters. Interest rates are expected to remain stable until autumn, before rising modestly late in the year. The Canadian dollar is projected to trade within a narrow range of 79 to 81 cents U.S., with support from the large Canadian trade surplus counterbalancing the effects of expectations of higher interest rates in the United States than in Canada. Low interest rates will underpin growth in household and business lending, while recent strength in equity markets should promote investment banking and wealth management activities.

Though moderating from the strong 4.4% pace of 2004 due to reduced monetary and fiscal stimulus, the United States economy is projected to grow at a still healthy rate of 3.6% in 2005, down slightly from our year-end estimate of 3.7%. Business spending on capital equipment should remain strong amid growing confidence and rising profits, supporting demand for business loans. However, housing activity will moderate as rising interest rates reduce affordability, slowing demand for residential mortgages. Interest rates are projected to increase gradually in 2005 as the Federal Reserve reduces the monetary stimulus in the system.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States in December 2004 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings and the effectiveness of controls and procedures over those disclosures. BMO’s CEO and CFO certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended January 31, 2005.

As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2004 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 22, 2005 at 2:30 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, March 8, 2005 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 1162.

A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 24, 2005.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452

Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
Velma Jones, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW

Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2005	Q4-2004	Q1-2004
Net interest income per financial statements (a)	1,198	1,176	1,227
Non-interest revenue	1,213	1,073	1,106

Revenue per financial statements (b)	2,411	2,249	2,333

Taxable equivalent basis (teb) adjustment (c)	28	30	38

Net interest income (teb) (a+c)(d)(1)	1,226	1,206	1,265
Non-interest revenue	1,213	1,073	1,106

Revenue (teb)(e)(1)	2,439	2,279	2,371

Provision for income taxes per financial statements	219	213	232
Taxable equivalent basis adjustment	28	30	38

Provision for income taxes (teb)(1)	247	243	270

Non-interest expense (f)	1,533	1,493	1,561
Amortization of intangible assets	(24)	(25)	(26)

Cash-based expense (g)(1)	1,509	1,468	1,535

Net income	602	551	521
Amortization of intangible assets, net of income taxes	19	19	19

Cash net income(1)	621	570	540
Preferred share dividends	(8)	(5)	(8)
Charge for capital(1)	(322)	(321)	(294)

Net economic profit(1)	291	244	238

Non-interest expense-to-revenue ratio(2) (%) ((f/b) x 100)	63.6	66.4	66.9
Non-interest expense-to-revenue (teb) ratio(1) (2) (%) ((f/e) x 100)	62.9	65.5	65.9
Cash non-interest expense to revenue (teb) ratio(1) (2) (%) ((g/e) x 100)	61.9	64.4	64.7
Net interest margin annualized (%) ((a / average assets) x 100)	1.61	1.77	1.82
Net interest margin (teb) annualized(1) (%) ((d / average assets) x 100)	1.64	1.82	1.88

EPS (uses net income) ($)	1.16	1.06	1.00
Cash EPS(1) (uses cash net income) ($)	1.19	1.10	1.03

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-denominated net income, revenues, expenses, income taxes and provision for credit losses in the first quarter of 2005 were lowered relative to the comparable period a year ago and to the fourth quarter by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter. The average Canadian/U.S. dollar exchange rate in the first quarter of 2005 approximated the rate at the end of the fourth quarter. As such, there were low amounts of hedging gains in the first quarter of 2005.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Effects of U.S. dollar exchange rate fluctuations on BMO's results

		Q1-2005
	(Canadian $ millions, except as noted)	vs. Q1-2004	vs. Q4-2004
Canadian/U.S. dollar exchange rate (average)	— Current period	1.2100	1.2100
	— Prior period	1.3069	1.2642

	Reduced revenue	(52)	(29)
	Reduced expense	33	18
	Reduced provision for credit losses	2	1
	Reduced income taxes	4	2

	Reduced net income before hedging gains	(13)	(8)
	Hedging gains	1	1
	Income taxes thereon	—	—

	Reduced net income	(12)	(7)

Value Measures
Annualized ROE for the quarter was 19.4%, ahead of our annual target of 17% to 18% and up from 18.3% in the first quarter of 2004 and from 17.8% in the fourth quarter.

EPS of $1.16 rose $0.16 or 16% from the first quarter a year ago and $0.10 or 9.4% from the fourth quarter. BMO is targeting 3% to 8% EPS growth for the year, excluding the impact of changes in the general allowance in both years. Excluding the impact of a $40 million reduction of the general allowance in the first quarter of 2004 and a $50 million reduction in the fourth quarter, EPS increased 22% from a year ago and 16% from the fourth quarter.

Net economic profit was $291 million (see the Non-GAAP Measures section), compared with $238 million in the first quarter of 2004 and $244 million in the fourth quarter.

The total shareholder return (TSR) on an investment in BMO common shares was negative 3.2% in the first quarter and negative 1.5% for the twelve months ended January 31, 2005. BMO’s average annual TSR for the five-year period ended January 31, 2005 was 21.8%, above the six-bank average of 20.4% and improving to third best of Canada’s banks. The comparable S&P/TSX average annual total return was 3.4%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.

Net Income
Net income for the first quarter of 2005 was $602 million, an increase of $81 million or 15% from a year ago.
Net income benefited from certain items, recorded primarily in Investment Banking Group:

•	The $32 million ($21 million after tax) impact of a change in accounting for investments of merchant banking subsidiaries that increased investment securities gains; and

•	A $32 million recovery of prior years’ income taxes.

Net income in the first quarter of 2004 also benefited from the net effect of certain items, recorded in Corporate Support:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on BMO shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction in the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	An increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $53 million (or $0.10 per share) after tax impact of the two items benefiting the current quarter and the $18 million (or $0.03 per share) net benefit of the four items affecting results of a year ago, net income was $549 million, up $46 million or 9.0% from a year ago. On a similarly adjusted basis, EPS was $1.06 and cash EPS was $1.09, both up 9%.

The $46 million increase was attributable to volume growth in Personal and Commercial Client Group, higher full-service investing and mutual fund fees in Private Client Group, improved trading revenue, and cost management across all the client operating groups. These improvements were partially offset by lower net investment securities gains on the remaining investment portfolios.

Relative to the fourth quarter, net income rose $51 million or 9.5%, driven by improved revenues in each of our client operating groups. This quarter’s results benefited from the $53 million after tax impact of the two items mentioned previously, while the fourth quarter benefited from a $50 million ($33 million after tax) reduction in the general allowance.

Net income from U.S.-based businesses totalled $156 million or 25.9% of BMO’s net income in the quarter, compared with $48 million or 9.2% in the first quarter a year ago. The improvement was primarily due to a lower provision for credit losses, the change in accounting for merchant banking investments, stronger trading revenues, effective expense management in the first quarter of 2005 and the $19 million adjustment to future income tax liabilities in the first quarter of 2004. Net income from U.S.-based businesses totalled $62 million or 11.3% in the fourth quarter. The increase from the fourth quarter was attributable to the change in accounting for merchant banking investments, stronger trading revenues, commission revenues and mergers and acquisition activity in the United States, as well as effective expense management in the first quarter and wealth management business optimization costs in the fourth quarter. This quarter, the summary income statements presented in the Review of Operating Groups Performance section of the MD&A have been expanded to provide summary data on the U.S. operations of each of the operating groups.

Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenues in this Financial Review are stated on that basis.

Revenue totalled $2,439 million and was $68 million or 2.9% higher than the first quarter a year ago. The weaker U.S. dollar lowered revenue growth by $52 million or 2.2 percentage points and reduced the pace of growth in each of the client groups.

Net investment securities gains were largely consistent with a year ago, although this quarter’s revenue benefited from the $32 million impact of a change in accounting policy to record investments of merchant banking subsidiaries at fair value. The first quarter of 2004 benefited from the one-time impact of accounting changes that increased revenue by a net $16 million.

Personal and Commercial Client Group revenue rose $85 million or 7.1% on higher volumes in most product areas and the incremental impact of acquired businesses. While the acquisition of Mercantile Bancorp, Inc. was completed during the quarter, it had minimal impact on results this period. Private Client Group revenue rose $11 million or 2.2% from a year ago, primarily due to higher non-interest revenue, tempered by the weaker U.S. dollar. Investment Banking Group revenue fell $12 million or 1.6%, driven by lower net interest income resulting from compressed spreads and our strategy of exiting certain non-core relationships.

Revenue for the quarter increased $160 million or 7.0% from the fourth quarter. Revenue rose in all operating groups, with Personal and Commercial Client Group benefiting from higher volumes and Private Client Group benefiting from increased client trading activity in the full-service and direct investing businesses. Investment Banking Group earned significantly improved trading revenue on higher client volumes, and higher origination and commission revenues. Net investment securities gains were unchanged from the fourth quarter, despite the change in accounting for merchant banking investments. The fourth quarter was affected by a $14 million charge to credit card fees associated with rising reward redemption rates, while the weaker U.S. dollar lowered revenue growth from the fourth quarter by approximately $29 million or 1.3 percentage points.

Net Interest Margin (teb)

		Increase/(Decrease)	Increase/(Decrease)
(in basis points)	Q1-2005	vs. Q1-2004	vs. Q4-2004
P&C Canada	268	(1)	2
P&C United States	358	(40)	—

Personal and Commercial Client Group	282	(5)	1
Private Client Group	786	(9)	55
Investment Banking Group	68	(21)	(16)
Corporate Support, including Technology and Solutions (T&S)	nm	nm	nm

Total BMO	164	(24)	(18)

nm — not meaningful

Net interest income was $1,226 million, a decrease of $39 million from the first quarter of last year. Average assets rose $28.0 billion, largely due to the consolidation of an average $20.6 billion of VIE assets. Net interest margin was 1.64%, a decline of 24 basis points from a year ago. As explained previously, consolidating the assets of VIEs this quarter resulted in a 12 basis points decline in net interest margin. The first quarter of 2004 benefited from the one-time impact of $42 million of mortgage prepayment fees in net interest income of Corporate Support Group, which increased net interest margin by 6 basis points. Excluding the foregoing items, net interest margin declined 6 basis points.

Personal and Commercial Client Group net interest margin fell 5 basis points, primarily due to lower margin in the United States largely associated with margin compression in the low rate environment. Investment Banking

Group net interest margin fell 21 basis points from a year ago due to the inclusion of VIE assets (10 basis points impact), compressed spreads in its interest-rate-sensitive businesses and corporate lending portfolio, and increased costs of client deposits.

Relative to the fourth quarter, net interest income rose $20 million. Average assets rose $32.1 billion. Net interest margin fell by 18 basis points, or 6 basis points excluding the impact of VIE assets. Net interest margin in P&C Canada remained stable but fell in Investment Banking Group, due to the inclusion of VIE assets and increased costs on client deposits this quarter and higher cash collections in the fourth quarter of last year.

Non-interest revenue increased $107 million or 9.7% from the prior year to $1,213 million. Non-interest revenue in the first quarter a year ago was lowered by $26 million because of the one-time impact of the change in accounting for gains and losses on Bank of Montreal shares held by BMO subsidiaries. Investment securities gains were down slightly to $37 million, despite the $32 million gain on the change in accounting for merchant banking investments. Trading revenue was a significant contributor to growth, while debt origination and mutual fund fees also rose. As a result of the consolidation of certain VIEs in 2005, income earned from these VIEs has been reclassified to other revenue. Other revenue, which includes a number of sundry revenues, was appreciably higher, due in part to the foregoing reclassification. Securitization revenues declined, as we terminated a tranche of our credit card loans securitization in the quarter. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.

Relative to the fourth quarter, non-interest revenue rose $140 million or 13%. There was significantly higher trading income due to favourable trading conditions and increased client activity in the commodities, foreign exchange and equity markets. Securities commissions and equity and debt origination activity also rose, while card services fees improved, primarily due to the $14 million adjustment to card fees recorded in the fourth quarter. Investment securities gains were unchanged from the fourth quarter despite the $32 million impact of the change in accounting. Other revenue rose, in part due to the reclassification of fees charged to VIEs, and securitization revenues declined, as discussed above.

Non-Interest Expenses
Non-interest expense of $1,533 million in the first quarter declined $28 million or 1.8% from the first quarter of last year. The $33 million impact of the weaker U.S. dollar, reduced performance-based compensation and the impact of cost management offset growth in other areas.

Non-interest expense increased $40 million or 2.7% from the fourth quarter. Costs declined in Personal and Commercial Client Group but were higher in Investment Banking Group, due to higher performance-based compensation, as its performance-based compensation was lowered in the fourth quarter to align with results for that quarter.

Our productivity ratio was 62.9% in the quarter, compared with 65.9% in the first quarter a year ago and 65.5% in the fourth quarter. Our cash productivity ratio for the quarter improved 288 basis points from a year ago and 252 basis points from the fourth quarter to 61.9%.

Risk Management

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2005	Q4-2004	Q1-2004
New specific provisions	93	107	197
Reversals of previously established allowances	(34)	(45)	(110)
Recoveries of loans previously written off	(16)	(25)	(32)

Specific provision for credit losses	43	37	55
Reduction of the general allowance	—	(50)	(40)

Provision for (recovery of) credit losses	43	(13)	15

Specific PCL as a % of average net loans and acceptances (annualized)	0.11%	0.09%	0.15%
PCL as a % of average net loans and acceptances (annualized)	0.11%	(0.03% )	0.04%

Changes in Gross Impaired Loans and Acceptances (GIL)

GIL, Beginning of Period	1,119	1,303	1,918

Additions to impaired loans & acceptances	89	109	242
Reductions in impaired loans & acceptances	(47)	(162)	(265)

Net new additions (reductions)	42	(53)	(23)
Write-offs	(72)	(131)	(109)

GIL, End of Period	1,089	1,119	1,786

GIL as a % of gross loans & acceptances	0.67%	0.71%	1.18%
GIL as a % of equity and allowances for credit losses	7.10%	7.47%	12.58%

The provision for credit losses totalled $43 million in the quarter, compared with $15 million in the first quarter of 2004 and a $13 million recovery in the fourth quarter. There was a $40 million reduction of the general allowance in the first quarter of 2004 and a $50 million reduction in the fourth quarter.

Specific provisions of $43 million in the quarter compared with $55 million in the comparable quarter of 2004 and $37 million in the fourth quarter. The components of the specific provision are outlined in the Provisions for Credit Losses table above. Specific provisions represented 11 basis points of average net loans and acceptances, including securities purchased under resale agreements, up from the fourth quarter but down from a year ago and below the 34 basis points average of the past five fiscal years. We expect the credit environment to remain favourable in 2005 and now anticipate that specific provisions in fiscal 2005 will be $350 million or less, down from our 2005 target of $400 million that was established at the beginning of the year. The fiscal 2005 target is higher than specific provisions of $67 million recorded in 2004 due to the expectation that reversals of previously established allowances and recoveries of loans previously written off will be substantially lower than in 2004.

Gross impaired loans were $1,089 million at the end of the quarter, down $30 million from the fourth quarter and $697 million from a year ago. Factors contributing to the reductions are outlined in the table above. Impaired loans have declined for seven consecutive quarters and are at their lowest level in the past five years.

Gross impaired loans represent 0.67% of gross loans and acceptances at the end of the quarter, compared with 0.71% at the end of the fourth quarter 2004. Gross impaired loans as a percentage of equity and allowance for credit losses decreased to 7.10%, from 7.47% at the end of 2004.

New impaired loan formations totalled $89 million in the quarter, down from $109 million in the fourth quarter and $242 million a year ago. Formations are in line with expectations at this stage of the economic cycle.

In the first quarter of 2005, there were no further sales of impaired loans. Although secondary loan markets remain strong, we chose not to sell any of our remaining positions at prices lower than we considered to be attractive.

Asset quality conditions and credit performance have remained stable this quarter. Our outlook on credit quality remains positive for 2005, as BMO has acceptably low exposure to sectors of concern, corporate default rates are low and U.S. economic growth in 2005 is expected to remain solid. However, unexpected further strengthening of the Canadian dollar may impact the quality of the Canadian commercial/corporate loan portfolio, affecting those industries that depend heavily on exports or for which there is substantial import competition, including automotive and forestry.

The total allowance for credit losses of $1,314 million at the end of the first quarter was comprised of a specific allowance of $297 million and a general allowance of $1,017 million. The specific allowance was down $300 million from a year ago and $1 million from the fourth quarter. The decrease in the specific allowance was due to low levels of new specific provisions relative to write-offs and reversals. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and totalled $1,017 million at the end of the quarter, an increase of $7 million from the end of the previous fiscal year due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities purchased under resale agreements, represented 86.8% of the loan portfolio at the end of the first quarter, up from 84.5% at the end of the first quarter of 2004 and from 86.3% at the end of the fourth quarter.

BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 62 to 65 of the 2004 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting Market Value Exposure has been generally consistent quarter-over-quarter. In the first quarter of 2005, a one-day correlated Earnings Volatility (EV) model for money market/accrual portfolios in trading and underwriting was implemented for market risk management and reporting purposes. The decrease in the EV risk level in the following table was primarily due to the implementation of this model. There were no other significant changes to risk and liquidity and funding management practices in the quarter.

Aggregate Market Value Exposure and Earnings Volatility
for Trading and Underwriting and Structural Positions ($ millions)*

	Market value		12-month
(After-tax Canadian equivalent)	exposure (MVE)		earnings volatility
	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2005	2004	2005	2004
Trading and Underwriting **	10.8	10.0	10.4	18.0
Structural	334.3	340.2	34.4	28.0

Total	345.1	350.2	44.8	46.0

*	Measured at a 99% confidence interval

**	Trading and Underwriting MVE is equivalent to Total Trading and Underwriting VaR on an after-tax basis

Total Trading and Underwriting Value at Risk (VaR) Summary ($ millions)*

For the quarter ended January 31, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low
Commodity VaR	2.5	1.6	2.9	1.0
Equity VaR	4.3	4.6	6.1	3.5
Foreign exchange VaR	0.1	0.5	1.9	0.1
Interest rate VaR (mark-to-market)	3.5	4.1	6.2	2.7
Correlation effect	(5.2)	(5.1)	(7.0)	(4.3)

Comprehensive VaR	5.2	5.7	7.7	4.4
Interest rate VaR	7.2	6.5	9.1	5.6
Credit spread VaR	4.1	4.1	5.2	3.4

Total VaR	16.5	16.3	19.0	14.6

*	One-day measure using a 99% confidence interval

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)	As at Jan. 31, 2005		As at Oct. 31, 2004
		Earnings		Earnings
	Economic	sensitivity	Economic	sensitivity
	value	over the next	value	over the next
	sensitivity	12 months	sensitivity	12 months
100 basis point increase	(231.1)	20.3	(224.3)	9.2
100 basis point decrease	190.2	(20.7)	183.7	(20.2)

200 basis point increase	(483.1)	44.7	(470.4)	22.2
200 basis point decrease	357.6	(73.8)	332.3	(62.9)

*	Exposures are in brackets and benefits are represented by positive amounts

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.

The provision for income taxes decreased $23 million from the first quarter a year ago and increased $4 million from the fourth quarter to $247 million. This quarter’s results included a $32 million recovery of prior years’ income taxes, while results of a year ago included a $19 million increase to the provision in respect of future income tax liabilities related to U.S. real estate. The effective tax rate for the quarter was 28.6% (32.3% excluding the tax recovery), compared with 33.9% (31.5% excluding the increase to the provision for future tax liabilities) in the first quarter a year ago and 30.6% in the fourth quarter. We consider the sustainable rate to be 31% to 32%.

BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Although the average Canadian/U.S. dollar exchange rate declined in the first quarter relative to the fourth quarter, the U.S. dollar was stronger relative to the Canadian dollar at the end of the first quarter than at October 31, 2004. As such, this quarter’s hedging of the investments in U.S. operations has given rise to an income tax recovery of $61 million in shareholders’ equity for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Summary Quarterly Results Trends

	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
(Canadian $ in millions, except as noted)	2005	2004	2004	2004	2004	2003	2003	2003
Total revenue (teb)	2,439	2,279	2,393	2,445	2,371	2,380	2,304	2,177
Provision for (recovery of) credit losses	43	(13)	(110)	5	15	95	90	120
Non-interest expense	1,533	1,493	1,538	1,565	1,561	1,545	1,485	1,484

Net income	602	551	643	591	521	501	494	398

Basic earnings per share ($)	1.18	1.08	1.27	1.16	1.02	0.99	0.97	0.78
Diluted earnings per share ($)	1.16	1.06	1.24	1.12	1.00	0.97	0.95	0.77

Operating group net income:
P&C — Canada	263	235	242	183	215	220	217	186
P&C — Chicagoland	31	32	27	25	26	29	24	21

Personal and Commercial Client Group	294	267	269	208	241	249	241	207
Private Client Group	73	53	58	62	54	42	37	25
Investment Banking Group	236	191	230	206	205	178	181	158
Corporate Support, including T&S	(1)	40	86	115	21	32	35	8

BMO Financial Group net income	602	551	643	591	521	501	494	398

The limited impact of seasonal factors affecting BMO’s results was outlined on page 67 of the 2004 Annual Report. The most notable change in results trends was the increase in the provision for credit losses, consistent with our higher provisioning target for 2005. Also influencing this increase was the absence of any reduction in the general allowance, which had been reduced in each quarter of 2004. The overall trend of increasing quarterly earnings remains largely intact, although results were particularly favourable in the third quarter of 2004, primarily due to the large recovery of credit losses. The weakening of the U.S. dollar continues to dampen revenue and expense growth.

Balance Sheet
Total assets of $294.1 billion increased $28.9 billion from October 31, 2004. The increase primarily reflects growth in other assets ($21.9 billion), net loans and acceptances ($4.6 billion), securities ($2.7 billion) and cash resources ($2.2 billion). Derivative financial instruments decreased $2.6 billion. The higher Canadian/U.S. dollar exchange rate increased total assets by $2.0 billion.

The $21.9 billion increase in other assets reflects the inclusion of $21 billion of VIE assets.

The $4.6 billion increase in net loans and acceptances was attributable to a $2.3 billion increase in residential mortgages and retail loans, due to growth in the low interest rate environment and the termination of a tranche of our credit card loans securitization. There was also a $1.9 billion increase in securities purchased under resale agreements and a $0.4 billion increase in net loans to businesses and governments and related acceptances.

The $2.7 billion increase in securities was attributable to an increase in trading securities, largely associated with credit and equity derivative activities. Investment securities market value excess over book value decreased $24 million from the fourth quarter to $62 million, mainly reflecting a reduction in the excess related to U.S. government securities. Corporate equities market value excess increased slightly even though there is no excess for merchant banking investments this quarter because of the accounting change to record those investments at fair value.

The $2.2 billion increase in cash resources was primarily from increased deposits with other banks to take advantage of market opportunities.

Total liabilities increased $28.6 billion from October 31, 2004, reflecting increases in other liabilities ($20.5 billion), deposits ($7.1 billion), securities sold under repurchase agreements ($2.1 billion), securities sold but not yet purchased ($1.4 billion) and subordinated debt ($0.5 billion). Derivative financial instruments decreased $2.1 billion, in line with the decrease in related assets outlined above. Acceptances decreased $0.9 billion.

The increase in other liabilities is mainly due to the inclusion of VIE liabilities.

Deposits by banks, which account for 13% of total deposits, increased $3.8 billion and were used to fund the increases in cash resources and securities. Deposits by business and governments, which account for 45% of total deposits, increased $1.7 billion and deposits from individuals, which account for 42% of total deposits, increased $1.6 billion. The $3.3 billion increase in business and governments and individuals deposits was used to fund growth in loans.

Contractual obligations by year of maturity were outlined in Table 24 on page 81 of BMO’s 2004 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management
BMO’s Tier 1 capital ratio was 9.72%, down from 9.81% at the end of 2004, primarily due to risk-weighted asset growth including the acquisition of Mercantile Bancorp, Inc. The ratio was up from 9.65% at the end of the first quarter of 2004 and remains well above our minimum target of 8.0%.

The total capital ratio was 11.50%, compared with 11.31% at the end of last year and 11.67% a year ago. The increase from the year end was primarily attributable to higher retained earnings and net capital issuances, partially offset by growth in risk-weighted assets.

During the quarter, BMO raised $500 million of subordinated debt through the issue of Series C Medium Term Notes, First Tranche, due January 2015, under our Canadian Medium Term Note Program. The issue, which closed on January 21, adds to BMO’s Tier 2 Capital base. The net proceeds of the offering will be used for general banking purposes.

As explained in Note 2 to the attached unaudited interim consolidated financial statements, this quarter we have consolidated certain variable interest entities (VIEs), referred to as multi-seller conduits, increasing our assets by $21 billion (average assets by $20.6 billion). This change contributed to an increase in our Assets-to-Capital multiple, a measure of capital adequacy, increasing it to 18.1 at the end of the quarter, compared with 17.0 at the end of 2004. Our regulator, the Office of the Superintendent of Financial Institutions, has provided capital relief by allowing us to exclude most of these assets from risk-weighted assets for the first two quarters of fiscal 2005 (1.23 percentage points impact on our Tier 1 Capital Ratio). It is our intention to restructure these VIEs.

During the quarter, we repurchased 2,046,500 Bank of Montreal common shares for $115 million, representing an average cost of $56.16 per share. There have been 3,425,900 common shares repurchased under the existing normal-course issuer bid that expires on August 6, 2005 and pursuant to which BMO is permitted to repurchase up to 15 million common shares.

On February 22, 2005, BMO’s Board of Directors approved a quarterly dividend payable to common shareholders of $0.46 per share, representing an increase of $0.02 or 4.5% per share from the first quarter dividend of $0.44 per share. Quarterly dividends have increased 15% from the second quarter of 2004.

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of February 16, 2005	Canadian dollar amount
Common shares	500,205,952
Class B Preferred Shares
Series 5	$200,000,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000

Stock options
— vested	25,125,030
— non-vested	5,448,061

Notes 18 and 19 to the audited financial statements on pages 108 and 109 and the table on page 52 in the Annual MD&A included in the 2004 Annual Report provide details on share capital.

Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers.

Preferred rate loan agreements were discussed in Note 24 of the audited consolidated financial statements on page 118 of the 2004 Annual Report. There were no amounts advanced under these preferred rate loan agreements in the quarter.

Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and VIEs, which were described on page 53 of the 2004 Annual Report. On November 1, 2004, we began consolidating our customer securitization vehicle VIEs in accordance with new accounting requirements. This change in accounting is more fully described in Note 2 to the attached unaudited interim consolidated financial statements. There were no other significant changes to these off-balance sheet arrangements during the three months ended January 31, 2005.

Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2004 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2004, specifically, changes related to liabilities and equity, variable interest entities and merchant banking investments. These changes and their impact on results are consistent with the discussion in our Annual MD&A on page 57 of the Annual Report.

Pages 55 and 56 of the 2004 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
The Canadian Institute of Chartered Accountants has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our securities and derivatives at fair value. When we adopt the new rules, on November 1, 2006, we will re-measure our securities and derivatives, as appropriate, and report a new section of shareholders’ equity called comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot determine the impact that these rules will have on our consolidated financial statements as this will be dependent on fair values at the time of adoption.

REVIEW OF OPERATING GROUPS PERFORMANCE

The following sections review the financial results of each of our operating groups for the first quarter of 2005, and outline some of their business achievements in the first quarter.

Certain prior period data has been restated to reflect changes due to accounting policies adopted in the first quarter of 2005, which are outlined in Note 2 to the attached unaudited interim consolidated financial statements.

On November 1, 2004, BMO implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.

Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

Operating Groups Summary Income Statements and Statistics for Q1-2005

				Corporate
				including	Total
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	BMO
Net interest income (teb)	874	140	275	(63)	1,226
Non-interest revenue	412	341	433	27	1,213

Total revenue (teb)	1,286	481	708	(36)	2,439
Provision for (recovery of) credit losses	74	1	25	(57)	43
Non-interest expense	762	367	372	32	1,533

Income before income taxes and non- controlling interest in subsidiaries	450	113	311	(11)	863
Income taxes (teb)	156	40	75	(24)	247
Non-controlling interest in subsidiaries	—	—	—	14	14

Net income Q1-2005	294	73	236	(1)	602

Net income Q4-2004	267	53	191	40	551

Net income Q1-2004	241	54	205	21	521

Other statistics
Net economic profit	159	41	126	nm	289
Return on equity	22.1%	18.2%	23.2%	nm	19.4%
Cash return on equity	22.7%	20.7%	23.2%	nm	20.0%
Non-interest expense-to-revenue ratio (teb)	59.2%	76.4%	52.6%	nm	62.9%
Cash non-interest expense-to- revenue ratio (teb)	58.5%	73.5%	52.5%	nm	61.9%
Net interest margin (teb)	2.82%	7.86%	0.68%	nm	1.64%
Average common equity	5,184	1,582	3,967	1,425	12,158
Average assets ($ billions)	122.9	7.1	161.1	5.1	296.2
Full-time equivalent staff	19,541	5,232	2,109	6,583	33,465

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP (P&C)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	874	60	7%		17	2%
Non-interest revenue	412	25	6%		11	3%

Total revenue (teb)	1,286	85	7%		28	2%
Provision for credit losses	74	(1)	—		—	—
Non-interest expense	762	3	—		(14)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	450	83	23%		42	10%
Income taxes (teb)	156	31	25%		15	11%
Non-controlling interest in subsidiaries	—	(1)	(100%	)	—	—

Net income	294	53	22%		27	10%

Amortization of intangible assets (after tax)	8	—	—		(1)	(2%	)

Cash net income	302	53	21%		26	10%

Return on equity	22.1%		(2.1%	)		(4.8%	)
Cash return on equity	22.7%		(2.3%	)		(5.0%	)
Non-interest expense-to-revenue ratio (teb)	59.2%		(4.1%	)		(2.5%	)
Cash non-interest expense-to-revenue ratio (teb)	58.5%		(4.0%	)		(2.4%	)
Net interest margin (teb)	2.82%		(0.05%	)		0.01%
Average assets	122,939	10,219	9%		1,326	1%

Details on the split of the segment’s Canadian and U.S. results is provided at the end of this section.

Financial Performance Review
Net income of $294 million for the first quarter of 2005 was up $53 million or 22% from the first quarter of 2004, driven by revenue growth and effective cost management in both Canada and the United States. Net income was up $27 million or 9.9% from the fourth quarter.

Revenue for the quarter rose $85 million or 7.1% from the same quarter a year ago to $1,286 million. In Canada, there was strong volume growth across all personal and commercial products, including higher insurance revenue, but revenue growth continues to be affected by shifting customer product preferences toward low-spread products, competitive pressures and the low interest rate environment. The United States also contributed to revenue growth, despite the weaker U.S. dollar, as U.S.-based revenue would have increased 14% if exchange rates were unchanged. In addition to the impact of acquisitions, there was strong growth in consumer loans and a pick up in growth in commercial loans, partially offset by lower margins.

Revenue grew $28 million or 2.1% from the fourth quarter, driven by strong volume growth and higher card fee revenue in Canada, partially offset by lower transaction-based revenues, which are typically higher in the fourth quarter of the year. Revenue in the fourth quarter was lowered by a $14 million adjustment to card fees to increase the recorded liability associated with our customer rewards program due to rising reward redemption rates. In the United States, revenue declined but would have increased 3.7% if exchange rates were unchanged, primarily due to strong loan growth.

Non-interest expense of $762 million in the first quarter was up only $3 million from a year ago. Canadian personal and commercial banking costs decreased marginally, as higher employee-related costs and technology spending were offset by other cost efficiencies. U.S. expenses were up marginally but would have increased 9.9% if exchange rates were unchanged, primarily the result of acquisitions and the addition of five new branches.

Relative to the fourth quarter, non-interest expense was $14 million or 2.0% lower, primarily due to lower employee-related costs and marketing expenses in Canada and the impact of the weaker U.S. dollar.

The Group’s productivity ratio improved to 59.2% from 63.3% in the first quarter of 2004, and from 61.7% in the fourth quarter. The year-over-year improvement is expected to slow in the second half of the year due in part to the earnings pattern of 2004. The cash productivity ratio improved 400 basis points from the first quarter a year ago and 240 basis points from the fourth quarter to 58.5%.

Net income from U.S. operations included in Group results represented 10.4% of total Personal and Commercial Client Group net income in the first quarter of 2005, compared with 11.0% in the prior year and 11.6% in the fourth quarter.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $115 million of corporate mid-market revenue and $39 million of net income in U.S. results for the quarter.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 21.0% of the Group’s earnings for the quarter, compared with 10.4% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 23.7% of the Group’s revenue for the quarter, compared with 16.8% cent as currently reported. On a similarly adjusted basis, the non-interest expense-to-revenue ratio for this quarter would be 57.2%, compared with 59.2% as currently reported.

Personal and Commercial Client Group adjusted to include U.S.-based mid-market business

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
United States — revenue	330	(8)	(2%	)	(18)	(5%	)
Total revenue (teb)	1,401	67	5%		13	1%

United States — net income	70	(1)	(2%	)	(6)	(7%	)
Total net income	333	47	16%		22	7%

United States — non-interest expense-to-revenue ratio	59.2%		0.6%			1.1%
Total — non-interest expense-to-revenue ratio	57.2%		(3.2%	)		(1.8%	)

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on pages 37 and 39 of BMO’s 2004 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2005 priorities are listed below.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7.6 billion or 8.0% from the first quarter of 2004 and $1.4 billion or 1.4% from the fourth quarter. Personal and commercial deposits grew $3.6 billion or 9.5% from a year ago and $0.9 billion or 2.2% from the fourth quarter.

•	In Canada, the most recently available data (September 2004) indicates that BMO continued to rank second in business banking market share for business loans $5 million and below. Business banking market share decreased 25 basis points to 18.50% from the previous period (June 2004) after adjusting for a competitor reclassification that resulted in approximately a 40 basis point reduction of BMO’s reported market share. Competitive pricing across all segments, combined with weakness in the independent business segment, were primary drivers of our market share decline. Business banking market share statistics are issued by The Canadian Bankers Association (CBA) on a one calendar quarter lag basis.

•	In Canada, the most recently available data indicates that our total share of the banking industry’s personal market business was 13.05%, a decrease of 7 basis points from the previous quarter and 21 basis points from a year ago. Strong growth in mutual funds continues to be offset by erosion in personal loan market share. Total personal market share results have been revised to include securitized personal loans, a better representation of underlying performance for the reporting periods. Personal market share statistics are issued on a one-month lag basis.

•	Deployment of BMO Connect Releases 1.1 and 1.2 to 16,000 customer-facing and customer-support staff is now complete. This initiative allows for a streamlined, standardized and customer-centered sales and service process, helping us achieve our strategy of proactively providing value-added products and services to customers based on customer behaviour and customer preferences. Sales and support staff can now initiate, manage and track sales opportunities, referrals and customer service requests resulting in time efficiencies and reduced incidence of errors. As a multi-year technology project, BMO Connect contributes to P&C Canada’s productivity improvement by providing our customer-facing and customer-support staff with a fully integrated, seamless, end-to-end process and technology capability that will enable them to more effectively and efficiently serve and sell to our personal and commercial customers.

•	As part of ongoing efforts to help our business banking customers manage their financial affairs, we launched a special rate sale as part of the ‘What’s Next?’ national campaign. Under this promotion, which runs until March 31, 2005, business customers can increase borrowings of up to $250,000 at prime for a period of one year on key business loan products.

•	In the United States, loans increased $2.0 billion or 13% from a year ago. Consumer loans grew 12% in a highly competitive market, while small business loans grew 16% as businesses began to increase their borrowings.

•	We added two new branches (net) and completed the acquisition of Mercantile Bancorp Inc., located in Northwest Indiana, which included 19 locations. This increased our Harris community banking network to 189 locations in Chicago and Northwest Indiana.

•	The consolidation of our 26 separate bank charters in the United States is expected to occur in May 2005 and we anticipate benefits to start to accrue in 2006 as system modifications and business processes become fully integrated.

P&C — CANADA

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	700	47	7%		17	2%
Non-interest revenue	371	28	8%		14	4%

Total revenue (teb)	1,071	75	7%		31	3%
Provision for credit losses	67	(1)	—		—	—
Non-interest expense	606	—	—		(11)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	398	76	23%		42	12%
Income taxes (teb)	135	29	26%		14	12%
Non-controlling interest in subsidiaries	—	(1)	(100%	)	—	—

Net income	263	48	22%		28	11%

Amortization of intangible assets (after tax)	4	2	50%		—	—

Cash net income	267	50	22%		28	11%

Non-interest expense-to-revenue ratio (teb)	56.6%		(4.3%	)		(2.7%	)
Cash non-interest expense-to-revenue ratio (teb)	56.4%		(4.3%	)		(2.7%	)
Net interest margin (teb)	2.68%		(0.01%	)		0.02%
Average assets	103,609	6,977	7%		1,343	1%

P&C — CHICAGOLAND

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	174	13	8%		—	—
Non-interest revenue	41	(3)	(6%	)	(3)	(5%	)

Total revenue (teb)	215	10	5%		(3)	(1%	)
Provision for credit losses	7	—	—		—	—
Non-interest expense	156	3	2%		(3)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	52	7	18%		—	—
Income taxes (teb)	21	2	21%		1	5%
Non-controlling interest in subsidiaries	—	—	—		—	—

Net income	31	5	16%		(1)	—

Amortization of intangible assets (after tax)	4	(2)	(33%	)	(1)	(20%	)

Cash net income	35	3	13%		(2)	(4%	)

Non-interest expense-to-revenue ratio (teb)	72.1%		(2.5%	)		(0.9%	)
Cash non-interest expense-to-revenue ratio (teb)	68.7%		(2.7%	)		(0.9%	)
Net interest margin (teb)	3.58%		(0.40%	)		—
Average assets	19,330	3,242	20%		(17)	—

P&C — Chicagoland Select Financial Data (U.S. $ in millions)
Net interest income (teb)	144	21	17%		6	5%
Non-interest revenue	35	1	—		—	—

Total revenue (teb)	179	22	14%		6	4%
Non-interest expense	129	12	8%		3	2%
Net Income	25	4	26%		—	4%
Average assets	15,972	3,663	30%		666	4%

PRIVATE CLIENT GROUP (PCG)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	140	2	1%		7	5%
Non-interest revenue	341	9	3%		30	10%

Total revenue (teb)	481	11	2%		37	8%
Provision for credit losses	1	(1)	(27%	)	—	—
Non-interest expense	367	(25)	(6%	)	6	2%

Income before income taxes	113	37	47%		31	38%
Income taxes (teb)	40	18	71%		11	37%

Net income	73	19	37%		20	39%

Amortization of intangible assets (after tax)	10	—	—		—	—

Cash net income	83	19	30%		20	34%

Return on equity	18.2%		4.9%			5.1%
Cash return on equity	20.7%		4.5%			5.0%
Non-interest expense-to-revenue ratio (teb)	76.4%		(7.0%	)		(5.0%	)
Cash non-interest expense-to-revenue ratio (teb)	73.5%		(6.3%	)		(4.6%	)
Net interest margin (teb)	7.86%		(0.09%	)		0.55%
Average assets	7,050	145	2%		162	(2%	)

PCG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	105	(4)	(4%	)	6	6%
Non-interest expense	100	(11)	(10%	)	(13)	(12%	)
Net Income	3	4	+100%		12	+100%
Cash net income	11	4	38%		12	+100%
Average assets	2,864	129	5%		(3)	—

Financial Performance Review
Net income was a record $73 million for the quarter, an increase of $19 million or 37% from the first quarter of 2004. The earnings growth was achieved through higher non-interest revenue combined with lower expense levels, as the Group continued its focus on business optimization. Relative to the fourth quarter of 2004, net income increased $20 million or 39%, due to higher non-interest revenue.

Revenue of $481 million in the first quarter was $11 million or 2.2% higher than a year ago, but would have increased $21 million or 4.3% if the Canadian/U.S. dollar exchange rate remained unchanged. Successful revenue generating initiatives combined with generally positive market conditions drove higher commission and fee-based revenues in Full-Service Investing, while the mutual fund businesses also experienced revenue growth through positive net sales and increased managed asset levels. Competitor-driven pricing reductions and lower client trade volumes reduced commission revenue in Direct Investing. Net interest income remained relatively unchanged as the low interest rate environment continued to affect demand for term investment products. Relative to the fourth quarter of 2004, revenue rose $37 million or 8.3% on higher non-interest revenue, due primarily to increased client trading activity in the Full-Service and Direct Investing businesses.

Non-interest expense of $367 million in the first quarter decreased $25 million or 6.4%, but would have decreased $15 million or 3.9% if the Canadian/U.S. dollar exchange rate remained unchanged. Lower expense levels across all of the major business units reflect the benefits of prior year cost reduction initiatives and the Group’s continuous business optimization efforts. The Group’s productivity ratio improved by 700 basis points from a year ago. Relative to the fourth quarter of 2004, non-interest expense rose $6 million or 1.6%. The previous quarter included $20 million of costs related to severance and other business optimization costs, while the current reporting period had increased revenue-based costs.

All amounts in the following discussion on U.S. operations are stated in U.S. dollars. U.S. operations earned net income of $3 million, compared with a net loss of $1 million in the first quarter of 2004. Revenue declined $4 million or 4.4% as the impact of competitor-driven commission pricing reductions, combined with reduced client trade volumes in Direct Investing, offset moderate revenue growth in the Group’s other U.S. businesses. Non-interest expense decreased $11 million or 12% and the productivity ratio improved by 540 basis points. Relative to the fourth quarter, net income improved by $12 million, due primarily to lower expense levels as the fourth quarter included $10 million of severance and other business optimization costs.

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 43 of BMO’s 2004 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2005 priorities are listed below.

•	The Group’s $285 billion of assets under management and administration, including term deposits, increased $7 billion or 3% year-over-year. The Group’s assets under management increased 11% excluding the effect of the weaker U.S. dollar on U.S.-based assets. Assets under administration increased 6% excluding the effect of the weaker U.S. dollar on U.S.-based assets. Term investment products declined 5%.

•	Full-service brokerage assets grew 8% year-over-year to $78 billion. North American Direct Investing assets were $53 billion, an increase of 7% excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	For the second year in a row, Euromoney Magazine, one of Europe’s leading sources on international banking, selected BMO Harris Private Bank as the best private bank in Canada. In addition, Harris Private Bank was ranked seventh out of 35 firms ranked in the United States. The survey identified companies that are recognized by competitors and industry players as leaders in private banking services.

•	The BMO Dividend Fund was named the 2004 Canadian Dividend Fund of the year at this year’s Canadian Investment Awards. This marks the third time since 1999 the BMO Dividend Fund has received this award. The Canadian Investment Awards are determined by a committee of independent judges from across the investment industry.

•	The Harris Insight Family of Funds was named the Number 1 Mutual Fund Family in Barron’s annual ranking of the top 73 fund families. In addition, the Funds were ranked Number 2 out of 67 fund families for the five-year period ended December 31, 2004. Four of the Harris Insight Funds also carry the coveted Morningstar 5-star ranking.

INVESTMENT BANKING GROUP (IBG)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	275	(49)	(15%	)	(5)	(1%	)
Non-interest revenue	433	37	10%		111	35%

Total revenue (teb)	708	(12)	(2%	)	106	18%
Provision for credit losses	25	(19)	(44%	)	(19)	(43%	)
Non-interest expense	372	(9)	(2%	)	82	28%

Income before income taxes	311	16	6%		43	16%
Income taxes (teb)	75	(15)	(17%	)	(2)	(2%	)

Net income	236	31	15%		45	24%

Amortization of intangible assets (after tax)	—	—	—		—	—

Cash net income	236	31	16%		45	24%

Return on equity	23.2%		5.0%			6.2%
Cash return on equity	23.2%		5.0%			6.2%
Non-interest expense-to-revenue ratio (teb)	52.6%		(0.3%	)		4.3%
Cash non-interest expense-to-revenue ratio (teb)	52.5%		(0.4%	)		4.3%
Net interest margin (teb)	0.68%		(0.21%	)		(0.16%	)
Average assets	161,133	16,633	12%		28,734	22%

IBG U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	273	22	8%		57	27%
Non-interest expense	107	(20)	(23%	)	(27)	(34%	)
Net income	92	28	43%		52	+100%
Average assets	35,053	2,183	7%		7,459	27%

Financial Performance Review
Net income of $236 million for the first quarter of 2005 increased $31 million or 15% from the same quarter a year ago. Reduced revenue in the quarter was more than offset by a reduced provision for credit losses, lower expenses and lower income taxes resulting from a $32 million recovery of prior years’ income taxes. Results also benefited from the Group’s $30 million share of the impact of the change in accounting for merchant banking investments. Net income rose $45 million or 24% from the fourth quarter, reflecting higher revenue, a lower provision for credit losses and the recovery of prior years’ income taxes, partially offset by higher expenses.

Revenue for the first quarter of $708 million fell $12 million or 1.6% from a year ago, driven by lower net interest income resulting from compressed spreads due to the flattening of the yield curve, planned reductions in non-core assets and increased costs of client deposits. The Group’s net interest margin declined by 21 basis points, of which approximately one-half related to the consolidation of VIEs. Non-interest revenue was up on significantly higher trading income and improved origination activity. Net investment securities gains were relatively unchanged, as a result of this quarter’s change in accounting policy to record the merchant banking portfolio at fair value, which added $30 million to the Group’s investment securities gains. The weaker U.S. dollar lowered revenue growth.

Revenue was up $106 million or 18% from the fourth quarter, reflecting higher origination activity, improved commission revenue and significantly higher trading income due to favourable trading conditions and increased client activity in the commodities, foreign exchange and equity markets. Net investment securities gains were relatively unchanged.

Non-interest expense of $372 million in the first quarter was down $9 million or 2.2% relative to a year ago. Higher employee costs were more than offset by lower other operating costs and the weaker U.S. dollar.

Expenses were up $82 million or 28% from the fourth quarter, reflecting higher employee costs, primarily due to higher performance-based compensation this quarter due to the adjustment in the fourth quarter to align fourth quarter compensation costs with results for that quarter.

The Group’s productivity ratio for the quarter improved by 30 basis points from a year ago to 52.6%. The productivity ratio was up 430 basis points from the fourth quarter, as a result of increased employee costs as described previously.

Net income from U.S. operations represented 47.5% of Group net income this quarter, compared with 41.1% a year ago and 26.5% in the fourth quarter of 2004. The improvement was due to the change in accounting for merchant banking investments and stronger trading revenues in commodities, foreign exchange and equity markets. The increase in trading revenues was more significant in comparison to the fourth quarter. Commission revenues and mergers and acquisitions activity in the United States were also up in comparison to the fourth quarter and U.S.-based expenses were lower.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Currently, the revenue from our mid-market portfolio represents 16.3% of total Group revenue and 34.8% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on pages 46 and 47 of BMO’s 2004 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2005 priorities are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 122 Canadian corporate debt and equity transactions, which raised $24.7 billion.

•	Notable IPOs in which BMO Nesbitt Burns was bookrunner or co-bookrunner in the quarter included $368 million for Atlantic Power Corp. cross border Income Participating Securities (IPS), $128 million for U.S. Student Transportation of America, Inc. and $171 million for Keystone Group Holdings Inc. These IPS deals, which represent U.S. income-generating assets sold to Canadian unitholders, were the second, third and fourth of such deals ever brought to the market. We were also co-lead on a $374 million offering of subscription receipts for BFI Canada Income Fund in connection with the agreement between BFI Fund and IESI Corporation to combine their businesses.

•	Supporting our 2005 priority of new product development, BMO Nesbitt Burns’ Structured Products Group announced the addition of several equity-linked principal-protected note offerings to its growing portfolio. The Structured Products Group was formed in 2004 to develop vehicles for investors who are seeking potentially higher rates of return than offered by traditional low-risk investments such as GICs and money market instruments, but are unwilling to risk their principal. New equity-linked products developed included Bank of Montreal-CI-C.A.P.I.T.A.L. Deposit Notes Callable Class, Series 1. As these note are callable after 2.5 years, they are the shortest-term callable note in the industry. Other new offerings included Bank of Montreal-CI-C.A.P.I.T.A.L. Deposit Notes, Enhanced Yield Class, Series 1, and two Templeton fund-linked notes. The notes are available through most investment advisors and some are fully eligible for registered plans.

•	Harris Nesbitt facilitated a two-part recapitalization of Venoco Inc. In November 2004, we served, through our banking arm, as lead arranger and sole underwriter of a $102 million senior secured corporate bank facility; then, in December 2004, we were co-lead manager and co-bookrunner in a US$150 million senior note high yield offering for the California-based energy company.

•	We were exclusive financial advisor on the sale of ROM Corporation to Hampshire Equity Partners, and co-manager to Majesco Holdings Inc. on its six million share follow-on offering of common stock.

•	The U.S. Securitization Group successfully closed 22 transactions in the first quarter. Notable, was our role as co-syndication agent for a US$1.5 billion dollar securitization facility secured by investor capital subscriptions of Lone Star Fund V (U.S.), L.P. Harris Nesbitt also underwrote US$500 million of the transaction. The Securitization Group also participated in a $229 million transaction backed by a portfolio of healthcare royalty interests and structured a one-year $150 million full recourse bridge facility for CapitalSource Finance, LLC. We also acted as structuring and sole placement agent for the $103.6 million dollar NRB Small Business Loan Trust 2004-1.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2005	vs. Q1-2004			vs. Q4-2004
Net interest income (teb)	(63)	(52)	(+100%	)	1	2%
Non-interest revenue	27	36	+100%		(12)	(31%	)

Total Revenue (teb)	(36)	(16)	(81%	)	(11)	(45%	)
Provision for (recovery of) credit losses	(57)	49	45%		75	56%
Non-interest expense	32	3	13%		(34)	(49%	)

Income before taxes and non-controlling interest in subsidiaries	(11)	(68)	(+100%	)	(52)	(+100%	)
Income taxes (teb)	(24)	(57)	(+100%	)	(20)	(+100%	)
Non-controlling interest in subsidiaries	14	11	+100%		9	+100%

Net income (loss)	(1)	(22)	(+100%	)	(41)	(+100%	)

Corporate Support U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	(23)	5	20%		7	17%
Provision for credit losses	(23)	(35)	(+100%	)	2	8%
Non-interest expense	9	(2)	(18%	)	(5)	(32%	)
Income taxes	(22)	(15)	(+100%	)	(8)	(57%	)
Net income	8	55	+100%		16	+100%
Average assets	4,977	(664)	(12%	)	113	2%

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions
Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.

Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

The net loss for the quarter was $1 million, down from net income of $21 million in the first quarter a year ago. Results of a year ago were increased $18 million by the combined effects of: the one-time impact of accounting changes that increased revenue by a net $16 million ($11 million after tax), a $40 million ($26 million after tax) reduction of the general allowance for credit losses and a $19 million provision for income taxes related to U.S. real estate. Adjusting for the impact of the above factors, net income declined $4 million.

Relative to the fourth quarter, net income declined $41 million. The decline largely related to a reduced recovery of credit losses, in part due to a $50 million reduction in the general allowance in the fourth quarter, partially offset by proportionately higher tax benefits and lower expenses in the current quarter.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.

Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&S in the first quarter of 2005.

•	The agreement to purchase land in the City of Barrie, Ontario was completed on January 31, 2005 to accommodate BMO Financial Group’s new state-of-the-art data centre. The Barrie Computing Centre is scheduled for occupation in June 2006 and will augment our existing data centres by providing BMO with a highly efficient processing infrastructure that will support BMO operations worldwide. Construction began in mid-February 2005.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2005	2004	2004	2004	2004	January 31, 2004
Income Statement Highlights
Total revenue	$2,411	$2,249	$2,361	$2,406	$2,333	3.4%
Total revenue (teb) (a)	2,439	2,279	2,393	2,445	2,371	2.9
Provision for credit losses	43	(13)	(110)	5	15	+100
Non-interest expense	1,533	1,493	1,538	1,565	1,561	(1.8)
Net income	602	551	643	591	521	15.4

Common Share Data ($)
Diluted earnings per share	$1.16	$1.06	$1.24	$1.12	$1.00	$0.16
Diluted cash earnings per share (a)	1.19	1.10	1.27	1.17	1.03	0.16
Dividends declared per share	0.44	0.44	0.40	0.40	0.35	0.09
Book value per share	24.93	24.24	24.31	23.82	22.87	2.06
Closing share price	55.28	57.55	55.40	51.90	57.79	(2.51)
Total market value of common shares ($ billions)	27.7	28.8	27.8	26.1	29.0	(1.3)

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2005	2004	2004	2004	2004	January 31, 2004
Balance Sheet Highlights
Assets (c)	$294,094	$265,194	$261,944	$273,056	$265,394	10.8%
Net loans and acceptances	160,825	156,248	158,046	156,436	149,585	7.5
Deposits	182,332	175,190	181,059	184,927	178,069	2.4
Common shareholders’ equity	12,482	12,143	12,179	11,963	11,490	8.6

	January 31,	October 31,	July 31,	April 30,	January 31,
	2005	2004	2004	2004	2004
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	21.8	18.9	18.7	14.8	15.2
Diluted earnings per share growth	16.0	9.3	30.5	45.5	33.3
Diluted cash earnings per share growth (a)	15.5	10.0	28.3	44.4	30.4
Return on equity	19.4	17.8	21.0	20.4	18.3
Cash return on equity (a)	20.0	18.5	21.7	21.1	19.0
Net economic profit (NEP) growth (a)	22.0	10.3	53.7	+100	94.9
Revenue growth	3.4	(3.9)	3.8	12.7	3.8
Revenue growth (teb) (a)	2.9	(4.3)	4.0	12.2	3.7
Non-interest expense-to-revenue ratio	63.6	66.4	65.2	65.0	66.9
Non-interest expense-to-revenue ratio (teb) (a)	62.9	65.5	64.3	64.0	65.9
Cash non-interest expense-to-revenue ratio (teb) (a)	61.9	64.4	63.2	62.9	64.7
Provision for credit losses-to-average loans and acceptances (annualized)	0.11	(0.03)	(0.28)	0.01	0.04
Gross impaired loans and acceptances-to-equity and allowance for credit losses	7.10	7.47	8.90	10.28	12.58
Cash and securities-to-total assets ratio	25.0	25.8	27.3	29.2	29.1
Tier 1 capital ratio	9.72	9.81	9.44	9.67	9.65
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	(1.5)	20.0	27.5	33.1	44.1
Dividend yield	3.2	3.1	2.9	3.1	2.4
Price-to-earnings ratio (times)	12.1	13.0	12.8	12.8	15.7
Market-to-book value (times)	2.22	2.37	2.28	2.18	2.53
Net economic profit ($ millions) (a)	291	244	339	302	238
Return on average assets	0.81	0.83	0.95	0.87	0.77
Net interest margin	1.61	1.77	1.82	1.70	1.82
Net interest margin (teb) (a)	1.64	1.82	1.87	1.75	1.88
Non-interest revenue-to-total revenue	50.3	47.7	47.5	52.0	47.4
Non-interest revenue-to-total revenue (teb) (a)	49.7	47.1	46.9	51.2	46.6
Non-interest expense growth	(1.8)	(3.4)	3.6	5.4	(0.7)
Total capital ratio	11.50	11.31	11.19	11.53	11.67
Tier 1 capital ratio – U.S. basis	9.28	9.44	9.10	9.28	9.25
Equity-to-assets ratio	4.8	5.2	5.0	4.7	4.7

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
(c)	Refer to discussion of Variable Interest Entities in Note 2 to the January 31, 2005 unaudited interim consolidated financial statements.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2005	2004	2004	2004	2004
		Restated (see Note 2)
Interest, Dividend and Fee Income
Loans	$1,798	$1,696	$1,693	$1,639	$1,715
Securities	428	367	363	354	392
Deposits with banks	112	104	114	115	105

	2,338	2,167	2,170	2,108	2,212

Interest Expense
Deposits	793	679	652	692	721
Subordinated debt	47	48	48	47	50
Preferred shares and capital trust securities (Note 2)	25	33	30	31	30
Other liabilities	275	231	200	183	184

	1,140	991	930	953	985

Net Interest Income	1,198	1,176	1,240	1,155	1,227
Provision for credit losses (Note 3)	43	(13)	(110)	5	15

Net Interest Income After Provision for Credit Losses	1,155	1,189	1,350	1,150	1,212

Non-Interest Revenue
Securities commissions and fees	266	241	242	301	271
Deposit and payment service charges	179	187	188	184	187
Trading revenues	101	22	59	69	50
Lending fees	75	81	89	70	77
Card fees	88	73	81	28	79
Investment management and custodial fees	75	75	81	76	75
Mutual fund revenues	102	96	98	96	88
Securitization revenues	20	43	46	45	43
Underwriting and advisory fees	87	79	73	104	87
Investment securities gains (Note 2)	37	37	5	93	40
Foreign exchange, other than trading	45	45	39	53	40
Insurance income	41	37	37	34	31
Other	97	57	83	98	38

	1,213	1,073	1,121	1,251	1,106

Net Interest Income and Non-Interest Revenue	2,368	2,262	2,471	2,401	2,318

Non-Interest Expense
Employee compensation (Note 6)	926	825	919	935	953
Premises and equipment	303	324	311	315	302
Amortization of intangible assets	24	25	27	26	26
Travel and business development	50	69	60	59	51
Communications	28	35	33	34	36
Business and capital taxes	24	29	23	24	23
Professional fees	61	71	58	66	67
Other	117	115	107	106	103

Total Non-Interest Expense	1,533	1,493	1,538	1,565	1,561

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	835	769	933	836	757
Income taxes	219	213	286	241	232

	616	556	647	595	525
Non-controlling interest in subsidiaries	14	5	4	4	4

Net Income	$602	$551	$643	$591	$521

Preferred share dividends	$8	$5	$9	$9	$8
Net income available to common shareholders	$594	$546	$634	$582	$513
Average common shares (in thousands)	501,268	500,635	502,177	502,619	501,218
Average diluted common shares (in thousands)	512,941	513,355	514,800	516,430	515,683

Earnings Per Share (Canadian $)
Basic	$1.18	$1.08	$1.27	$1.16	$1.02
Diluted	1.16	1.06	1.24	1.12	1.00
Dividends Declared Per Common Share	0.44	0.44	0.40	0.40	0.35

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Statements - Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2005	2004	2004	2004	2004
		Restated (see Note 2)
Assets

Cash Resources	$20,292	$18,045	$20,788	$22,266	$19,762

Securities
Investment	15,174	15,017	15,633	18,385	18,730
Trading	38,009	35,444	34,977	39,004	38,730
Loan substitutes	11	11	11	11	11

	53,194	50,472	50,621	57,400	57,471

Loans
Residential mortgages	57,038	56,444	55,969	54,512	53,098
Consumer instalment and other personal	25,728	24,887	24,568	23,623	22,411
Credit cards	4,525	3,702	3,530	3,405	3,363
Businesses and governments	45,886	44,559	47,241	45,926	44,498
Securities borrowed or purchased under resale agreements	24,487	22,609	22,727	25,613	22,709

	157,664	152,201	154,035	153,079	146,079
Customers’ liability under acceptances	4,475	5,355	5,498	5,024	5,243
Allowance for credit losses (Note 3)	(1,314)	(1,308)	(1,487)	(1,667)	(1,737)

	160,825	156,248	158,046	156,436	149,585

Other Assets
Derivative financial instruments	22,778	25,448	19,325	21,424	22,095
Premises and equipment	2,012	2,020	2,021	2,030	2,027
Goodwill	1,602	1,507	1,589	1,415	1,343
Intangible assets	486	480	549	578	567
Other (Note 2)	32,905	10,974	9,005	11,507	12,544

	59,783	40,429	32,489	36,954	38,576

Total Assets	$294,094	$265,194	$261,944	$273,056	$265,394

Liabilities and Shareholders’ Equity

Deposits
Banks	$24,488	$20,654	$22,320	$23,996	$26,584
Businesses and governments	81,306	79,614	81,678	84,465	75,951
Individuals	76,538	74,922	77,061	76,466	75,534

	182,332	175,190	181,059	184,927	178,069

Other Liabilities
Derivative financial instruments	21,913	23,973	18,081	19,959	21,802
Acceptances	4,475	5,355	5,498	5,024	5,243
Securities sold but not yet purchased	11,783	10,441	10,295	10,624	9,669
Securities lent or sold under repurchase agreements	23,425	21,345	21,307	25,212	24,141
Other (Note 2)	32,579	12,156	8,467	10,263	9,924

	94,175	73,270	63,648	71,082	70,779

Subordinated Debt (Note 7)	2,909	2,395	2,462	2,488	2,460

Preferred Share Liability (Notes 2 & 8)	450	450	850	850	850

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,492	4,453	4,414	4,379	4,347
Contributed surplus	12	10	8	21	20
Net unrealized foreign exchange loss	(432)	(497)	(173)	(57)	(178)
Retained earnings	9,006	8,773	8,526	8,216	7,897

	13,078	12,739	12,775	12,559	12,086

Total Liabilities and Shareholders’ Equity	$294,094	$265,194	$261,944	$273,056	$265,394

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Statements - Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2005	January 31, 2004
		Restated (see Note 2)
Preferred Shares
Balance at beginning of period (as previously reported)	$1,046	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	(450)	(850)

Balance at beginning of period (as restated)	596	596

Balance at End of Period	596	596

Common Shares
Balance at beginning of period	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	18	14
Issued under the Stock Option Plan	35	75
Issued on the exchange of shares of a subsidiary corporation	2	1
Repurchased for cancellation (Note 8)	(16)	(1)

Balance at End of Period	3,896	3,751

Contributed Surplus
Balance at beginning of period	10	3
Stock option expense (Note 6)	2	2
Gain on treasury shares, net of applicable income taxes	—	15

Balance at End of Period	12	20

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(497)	(195)
Unrealized gain on translation of net investments in foreign operations	180	50
Hedging loss	(176)	(51)
Income taxes	61	18

Balance at End of Period	(432)	(178)

Retained Earnings
Balance at beginning of period	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities (Note 2)	(42)	—

	8,731	7,566
Net income	602	521
Dividends — Preferred shares	(8)	(8)
— Common shares	(220)	(175)
Common shares repurchased for cancellation (Note 8)	(99)	(7)

Balance at End of Period	9,006	7,897

Total Shareholders’ Equity	$13,078	$12,086

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements - Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2005	January 31, 2004
		Restated (see Note 2)
Cash Flows from Operating Activities
Net income	$602	$521
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	7	14
Net gain on investment securities	(44)	(54)
Net increase in trading securities	(2,565)	(3,735)
Provision for credit losses	43	15
Gain on sale of securitized loans	(19)	(33)
Change in derivative financial instruments
(Increase) decrease in derivative asset	2,670	(879)
Increase (decrease) in derivative liability	(2,060)	1,087
Amortization of premises and equipment	95	89
Amortization of intangible assets	24	26
Future income tax expense	51	81
Net decrease in current income taxes	(281)	(905)
Change in accrued interest
Increase in interest receivable	(47)	(7)
Increase (decrease) in interest payable	(2)	10
Changes in other items and accruals, net	(2,161)	(1,626)

Net Cash Used in Operating Activities	(3,687)	(5,396)

Cash Flows from Financing Activities
Net increase in deposits	6,390	6,518
Net increase in securities sold but not yet purchased	1,342	1,414
Net increase in securities lent or sold under repurchase agreements	2,080	74
Net increase (decrease) in liabilities of subsidiaries	(245)	13
Repayment of subordinated debt	—	(400)
Proceeds from issuance of subordinated debt	500	—
Proceeds from issuance of common shares	53	89
Proceeds from sale of treasury shares	—	149
Common shares repurchased for cancellation	(115)	(8)
Dividends paid	(228)	(184)

Net Cash Provided by Financing Activities	9,777	7,665

Cash Flows from Investing Activities
Net increase in interest bearing deposits with banks	(1,670)	(528)
Purchase of investment securities	(4,085)	(7,399)
Maturities of investment securities	2,050	3,186
Proceeds from sales of investment securities	2,420	5,330
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(2,844)	(1,845)
Proceeds from securitization of loans	743	145
Net increase in securities borrowed or purchased under resale agreements	(1,878)	(1,711)
Premises and equipment — net purchases	(63)	(71)
Acquisitions (Note 5)	(194)	(2)

Net Cash Used in Investing Activities	(5,521)	(2,895)

Net Increase (Decrease) in Cash and Cash Equivalents	569	(626)
Cash and Cash Equivalents at Beginning of Period	2,606	2,515

Cash and Cash Equivalents at End of Period	$3,175	$1,889

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Statements - Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2005
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.

2.	Changes in Accounting Policies

Liabilities and Equity
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (CICA) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holders’ option be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.

We have restated prior periods’ financial statements to be consistent with the new presentation, as is required under the new rules. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
(Canadian $ in millions)	2005	2004	2004	2004	2004

Increase (decrease) in net income

Consolidated Statement of Income
Interest Expense — Preferred shares and capital trust securities	$(25)	$(33)	$(30)	$(31)	$(30)
Non-controlling interest in subsidiaries	11	11	10	11	11
Income taxes	9	10	9	9	8

Net Income	(5)	(12)	(11)	(11)	(11)
Preferred share dividends	5	12	11	11	11

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
(Canadian $ in millions)	2005	2004	2004	2004	2004

Increase (decrease)

Consolidated Balance Sheet
Preferred share liability	$450	$450	$850	$850	$850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(850)	(850)	(850)

Variable Interest Entities
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (VIEs). VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

Beginning on November 1, 2004, we consolidated certain of our customer securitization vehicles. We have grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes have been recorded in non-interest revenue — other, as it is our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in shareholders’ equity of $42 million. The impact on shareholders’ equity relates to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to interest rate risk. These derivatives have qualified for hedge accounting since they were consolidated. These unrealized losses will be recognized as income over the life of the related swaps. The impact on our Consolidated Statement of Income was an increase in non-interest revenue — other of $3 million for the three months ended January 31, 2005. Prior period financial statements have not been restated for this change.

Merchant Banking Investments
On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The difference between cost and fair value has been recognized in the current period. The impact on our Consolidated Statement of Income, including the initial adjustment to fair value on November 1, 2004 and changes in fair value over the first quarter, was an increase of $32 million in non-interest revenue — investment securities gains (losses), an increase in income tax expense of $11 million and an increase in net income of $21 million for the three months ended January 31, 2005. The impact on our Consolidated Balance Sheet was an increase of $32 million in investment securities as at January 31, 2005.

Financial Statements - Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2005
(Unaudited)

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended
(Canadian $ in millions)	January 31, 2005	January 31, 2004
Balance at beginning of period	$1,308	$1,791
Provision for credit losses
Specific	43	55
General	—	(40)
Recoveries	16	32
Write-offs	(72)	(109)
Foreign exchange and other	19	10

Balance at end of period	$1,314	$1,739

Comprised of:
Loans	$1,314	$1,737
Other credit instruments	—	2

4.	Securitization

During the three months ended January 31, 2005, we securitized residential mortgages totalling $742 million for total cash proceeds of $743 million. The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.75 years, a prepayment rate of 9.75%, an interest rate of 4.99% and a discount rate of 3.73%. There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $5 million of gains in non-interest revenue — securitization revenues, $30 million of deferred purchase price in other assets and $6 million of servicing liability in other liabilities related to the securitization of those loans.

5.	Acquisition

Mercantile Bancorp, Inc.
On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI’s operations have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.
Cash resources	$111
Securities	166
Loans	622
Premises and equipment	24
Goodwill	75
Core deposit intangible asset	19
Other assets	38

Total assets	1,055

Deposits	752
Other liabilities	109

Total liabilities	861

Purchase price	$194

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Financial Statements - Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2005
(Unaudited)

6.	Employee Compensation

Stock Options

During the three months ended January 31, 2005, we granted a total of 1,432,200 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2005
Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended
(Canadian $ in millions, except earnings per share figures)	January 31, 2005	January 31, 2004
Stock option expense included in employee compensation expense	$2	$2

Net income, as reported	$602	$521	(1)
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	3	10

Pro forma net income	$599	$511

Earnings Per Share
Basic, as reported	$1.18	$1.02
Basic, pro forma	1.18	1.00
Diluted, as reported	1.16	1.00
Diluted, pro forma	1.15	0.97

(1)	Restated, refer to Note 2.

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
Benefits earned by employees	$31	$28	$4	$4
Interest cost on accrued benefit liability	51	49	11	11
Actuarial loss recognized in expense	16	19	3	3
Amortization of plan amendment costs	1	1	(1)	(2)
Expected return on plan assets	(57)	(54)	(1)	(1)

Benefits expense	42	43	16	15
Canada and Quebec pension plan expense	12	13	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$57	$59	$16	$15

7.	Subordinated Debt

On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium Term Note Program. The issue, Series C Medium Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month bankers’ acceptances plus 1.00% (paid quarterly) thereafter to maturity.

Financial Statements - Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2005
(Unaudited)

8.	Share Capital

During the quarter, we repurchased 2,046,500 common shares for $115 million, representing an average cost of $56.16 per share. There have been 3,425,900 common shares repurchased under the existing normal course issuer bid that expires on August 6, 2005 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Share Capital Outstanding (a)
(Canadian $ in millions, except as noted)	January 31, 2005
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	500,647,639	3,896	—

Total outstanding share capital — classified as equity		$4,492

Stock options issued under stock option plan		n/a	30,626,305 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.

n/a – not applicable

9.	United States Generally Accepted Accounting Principles Reporting under United States GAAP would have resulted in the following:

	For the three months ended
(Canadian $ in millions, except earnings per share figures)	January 31, 2005	January 31, 2004(1)
Net Income — Canadian GAAP	$602	$521
United States GAAP adjustments	(52)	(129)

Net Income — United States GAAP	$550	$392

Earnings Per Share
Basic — Canadian GAAP	$1.18	$1.02
Basic — United States GAAP	1.08	0.74
Diluted — Canadian GAAP	1.16	1.00
Diluted — United States GAAP	1.06	0.72

(1)	For the three months ended January 31, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for that period has also been restated to reflect this change. However, net income as well as earnings per share — United States GAAP remain the same as previously reported.

Financial Statements - Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2005
(Unaudited)

10.	Operating and Geographic Segmentation

(Canadian $ in millions)
For the three months ended				Corporate	Total	Teb	Total		United	Other
January 31, 2005	P&C	PCG	IBG	Support(1)	(teb basis)	adjustments	(GAAP basis)	Canada	States	Countries
Net interest income	$874	$140	$275	$(63)	$1,226	$(28)	$1,198	$889	$311	$26
Non-interest revenue	412	341	433	27	1,213	—	1,213	830	335	48

Total Revenue	1,286	481	708	(36)	2,439	(28)	2,411	1,719	646	74
Provision for credit losses	74	1	25	(57)	43	—	43	52	(2)	(7)
Non-interest expense	762	367	372	32	1,533	—	1,533	1,088	418	27

Income before taxes and non-controlling interest in subsidiaries	450	113	311	(11)	863	(28)	835	579	230	54
Income taxes	156	40	75	(24)	247	(28)	219	203	68	(24)
Non-controlling interest in subsidiaries	—	—	—	14	14	—	14	8	6	—

Net Income	$294	$73	$236	$(1)	$602	$—	$602	$368	$156	$78

Average Assets	$122,939	$7,050	$161,133	$5,032	$296,154	$—	$296,154	$203,403	$71,211	$21,540

Goodwill (As At)	$671	$825	$103	$3	$1,602	$—	$1,602

For the three months ended				Corporate	Total	Teb	Total		United	Other
January 31, 2004(2)	P&C	PCG	IBG	Support(1)	(teb basis)	adjustments	(GAAP basis)	Canada	States	Countries
Net interest income	$814	$138	$324	$(11)	$1,265	$(38)	$1,227	$859	$361	$45
Non-interest revenue	387	332	396	(9)	1,106	—	1,106	791	279	36

Total Revenue	1,201	470	720	(20)	2,371	(38)	2,333	1,650	640	81
Provision for credit losses	75	2	44	(106)	15	—	15	(31)	46	—
Non-interest expense	759	392	381	29	1,561	—	1,561	1,055	478	28

Income before taxes and non-controlling interest in subsidiaries	367	76	295	57	795	(38)	757	626	116	53
Income taxes	125	22	90	33	270	(38)	232	201	64	5
Non-controlling interest in subsidiaries	1	—	—	3	4	—	4	—	4	—

Net Income	$241	$54	$205	$21	$521	$—	$521	$425	$48	$48

Average Assets	$112,720	$6,905	$144,500	$3,992	$268,117	$—	$268,117	$175,631	$69,988	$22,498

Goodwill (As At)	$407	$856	$77	$3	$1,343	$—	$1,343

(1)	Corporate Support includes Technology and Solutions.
(2)	Restated, see Intergroup allocations.

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group

Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group

Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Financial Statements - Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended January 31, 2005
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Corporate Support, including Technology and Solutions

Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Inter Group Allocations

On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
For the three months ended January 31, 2004				Corporate
	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(17)	$8	$–	$9	$–
Non-interest revenue	14	(8)	(5)	(1)	–

Total Revenue	(3)	–	(5)	8	–
Provision for credit losses	(1)	1	–	–	–
Non-interest expense	(1)	1	(6)	6	–

Income before taxes and non-controlling interest in subsidiaries	(1)	(2)	1	2	–
Income taxes	–	(1)	–	1	–
Non-controlling interest in subsidiaries	–	–	–	–	–

Net Income	$(1)	$(1)	$1	$1	$–

Average Assets	$(1,814)	$1,814	$–	$–	$–

(1)	Corporate Support includes Technology and Solutions.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments. The taxable equivalent adjustment for the Bank was $28 million for the three months ended January 31, 2005, and $38 million for the three months ended January 31, 2004.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.

Geographic Information

We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements - Page 10